Exhibit 99.6

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

December 17, 2014	NR 22 - 2014

Avrupa drills 126.5 meters of 6.2 g/t Au at Slivovo JV, Kosovo

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First ever drill program at Slivovo Project.

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New high grade gold discovery in fourth drill hole SLV004, from surface.The semi-massive sulfidic mineralized block ranges from 30 meters thick to potentially +80 meters thick.

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Detailed surface geological mapping indicates that the mineralized block may be up to 100 meters wide.

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The mineralized block plunges at least 175 meters at a minus 30 degree angle, and is open down-plunge.

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Results from subsequent drill holes, SLV005 and SLV006 are expected in January 2015.

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Project funded by partner Byrnecut International, operated by Avrupa.

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Mineralization adds to previous results for the gossan zone announced in July and trenching results announced in September, 2014.

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Drilling is continuing, as weather permits.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on drilling progress at the Slivovo project in Kosovo.  The project is operated by Avrupa, and funded by partner, Byrnecut International Ltd. (BIL).

Avrupa geologists collared hole SLV004 close to the SW edge of the outcropping gossan (in black, Figure 2 location map) and immediately encountered semi-massive sulfidic rocks, overprinted by gold-quartz-adularia mineralization, from the surface to a depth of 126.5 meters.  At this depth, the drill hole crossed through a low-angle fault zone and into altered, but un-mineralized sandstone rocks.  The full 126.5-meter intercept includes 6.2 g/t gold, 15.0 g/t silver, 0.092% copper, 0.16% lead, and 0.45% zinc.

West-Southwest
Slivovo Gossan Zone
Schematic Long Section
(looking North-Northwest)
East-Northeast
SLV 002
SLV 004
SLV 005/SLV 006
gossanous outcrop
bedding of horst
80-90 m Au + sulfide mineralization
thrust fault
115 m
88.5 m
181 m
126 m
Caldera fault (Miocene volcanic center)
Thrust fault
Au + sulfide, porphyry-type mineralization
Potential mineralization
Stockwork alteration
Sandstone
Limestone, siltstone, calcsilicate
Bedding plane
0
50
100 m

Figure 1.  Schematic long section of the Pester gossan target mineralization.  Note that the upper plate is bounded by what appears to be a thrust fault, and that the potential for further mineralization lies down-plunge to the east-northeast.

While the beds of mineralized rocks appear to dip steeply, the orientation (plunge) of the whole block containing the mineralization appears to be plunging at a shallow angle to the northeast.  The mineralized block outcrops as the Pester gossan, and ranges from 30 meters to potentially 80+ meters in thickness, and may have a full width of up to 100 meters, based on detailed surface geological mapping.  The block has been first-pass tested to 175 meters down-plunge.  Hole SLV004 tested 126.5 meters down-plunge, while holes SLV005 and SLV006 tested the thickness of the mineralized body between 126.5 meters and 175 meters down-plunge, as shown in the figure above.  Samples from the full length of SLV005 have just been sent to ALS Minerals laboratory, with results expected in early January.  The Company is presently sampling the full length of SLV006, and expects to start shipping the samples in the coming days.

To date, the Company has completed seven holes, totaling 818 meters, including five targeting the Pester “sulfide-oxide gossan” zone, and two targeting the Pester “SW gossan extension”.  The eighth hole, targeting the SW gossan extension, is presently underway.  Drilling in this phase of the joint venture will continue as weather conditions permit until a total of 2,000 meters is completed.  The Company expects to be able to drill a further 5 to 6 holes in the epithermal target area.

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LEGEND
Alluvium, gravel, sand
Oligocene - Miocene
Rhyodacite
Andesite dyke
Sulfide - oxide gossan
Sandstone gossan
Gossan breccia
Stockwork veining, MnC, FeO, Limonite
qz adularia. stokwork alteration
Fault
Ring Fault
NE Lineament / fault - zone
Cretaeous
Sandstone, marlstone, flysch unit
Sedimentary, melange
Siltstone - sandstone unit
Limestone, siltstone, arenite
Limestone - calcsilicate
Conglomerate
Jurasic
Meta - carbonate
Geology of trenches
FeOx Alteration 10-30Region
FeOx Alteration >30Region
FeOx Alteration <10Region
Altered volcanic rocks
Sandstone
Sandysiltstone
Siltstone
Siltysandstone
100 0 100 200 300
Meters

Figure 2.  The Slivovo mineralization zone runs on the surface for over 1,000 meters along an ENE-trending corridor from the epithermal target (olive) to the SW gossan extension (orange) to the Pester sulfide-oxide gossan (black).  The epithermal zone now runs for over 800 meters, north-south.  Drilling started in the Pester gossan area and moved to the SW extension zone, where SLV008 is underway.

Paul W. Kuhn, President and CEO of Avrupa Minerals, stated, “We are extremely excited and positive about the initial results at Slivovo.  In addition to the strong gold results from SLV004, we are also quite excited about the presence of significant copper anomalism in the drill hole, which may point to the possibility of a larger porphyry system located in the lower plate rocks, underneath the thrust fault.  We will look forward to receiving results from SLV005 and SLV006 for the possibility of extending the Slivovo gold mineralization.”

Notes on analytical methods and quality control.  All samples were sent to the ALS Minerals sample preparation facility at Rosia Montana, Romania.  ALS performed the gold analyses at Rosia Montana, using their standard Au-AA23 fire assay-atomic absorption spectroscopy (AAS) method on a 30-gram prepared sample.  For the standard ME-MS61 multi-element analyses, ALS shipped prepped material to their main European analytical laboratory located in Loughrea, Ireland, where all other metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals  In addition to ALS Chemex quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own normal, internal QAQC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the SLV004 work order have been evaluated, and conform to industry best practice standards.

Byrnecut International Limited is an Australian company engaged in mechanised underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 11 exploration licenses in three European countries, including seven in Portugal covering 3,981 km2, three in Kosovo covering 41 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release. Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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